

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2013

Via E-mail
Douglas S. Gordon
President and Chief Executive Officer
Waterstone Financial, Inc.
11200 West Plank Court
Wauwatosa, WI 53226

> **Re: Waterstone Financial, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 7, 2013**
> **File No. 333-189160**

Dear Mr. Gordon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering.

2.   To the extent any of the comments relating to the offering prospectus are applicable to the exchange offer proxy statement/prospectus, please revise that document accordingly.

3.   Please include in your next amendment all graphics, maps and related captions as they will appear in the prospectus.

Prospectus Cover Page

4.   Please revise or re-format, as necessary, to limit the cover page to one page. Refer to 501(b) of Regulation S-K.

Risk Factors

Risks associated with system failures, interruptions, or breaches of security..., page 23

5.   You indicate that you outsource the majority of your data processing to "certain third-party providers". Please advise the staff if you have had any significant losses of customer data, either by the company or by any of its third party handlers. If there has been a breach or other loss of data, please provide the staff with your analysis as to how you determined the risk was not material enough to warrant disclosure. Please refer to Disclosure Topic No. 2.

How We Intend to Use the Proceeds from the Offering, page 31

6.   If specifics are known about the new products and services to be offered, please expand the disclosures on these in the uses of proceeds.

Business of New Waterstone and Waterstone-Federal

Market Area, page 76

7.   Please discuss in greater detail the economic health of your market area, and include disclosure regarding population size, average income, change in home sales and prices, foreclosures or other similar indicators you feel are important to understanding your market. We note your first risk factor on page 22, which states that your real estate market and local economy have deteriorated, as well as the related information in the appraisal report.

Asset Quality, page 84

8.   Please revise to provide a rollforward of nonaccrual loans for each of the periods presented.

Troubled Debt Restructurings, page 87

9.   Please revise to address the following as it relates to troubled debt restructurings:
   • Discuss whether your troubled debt restructuring (TDR) programs are government or company sponsored and to specifically discuss whether they are short-term or long-term modifications.
   • Revise to include a rollforward of activity for troubled debt restructurings for each period presented (i.e. for both accruing and nonaccuring); and

- Disclose the amount of all troubled debt restructurings charged-off for the periods presented.

Management

Board Independence, page 119

10. We note the third sentence of the paragraph under "Board Independence" which reads, "…we found no transactions…that are not required to be reported…." Please confirm that the "not" is a typographical error, and if so, please revise this sentence as appropriate.

Transactions with Certain Related Persons, page 119

11. We note that your related party transactions disclosure covers transactions occurring since January 1, 2012, the beginning of your last fiscal year. Please see Item 404 of Regulation S-K and particularly Instruction 1 to Item 404, which, in your case, because the disclosure is appearing in a registration statement on Form S-1, would require disclosure of subject transactions for the periods specified in Item 404 and, in addition, for the two fiscal years preceding the company's last fiscal year. Please revise your disclosure as appropriate.

Executive Compensation, page 121

12. You disclose that in 2010, the compensation committee established "a bonus formula for the President of Waterstone Mortgage Corporation based on the level of pretax income generated by the subsidiary as adjusted for specified intercompany transactions." Please revise to describe the bonus formula in greater detail. Your revised disclosure should disclose, without limitation, any specific objectives used to determine compensation under this formula and how the formula was revised in 2012. To the extent you believe that disclosure of this information is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

13. Under an appropriately captioned heading, please disclose the material terms of each named executive officer's employment agreement or arrangement, whether written or unwritten. Refer to Item 402(e)(1) of Regulation S-K.

The Conversion and Offering, page 131

14.   The Division of Trading and Markets continues to review your disclosure and may have further comments.

Stock Pricing and Number of Shares to be Issued, page 135

15.   Revise the last paragraph on page 135 to disclose the fees paid to RP Financial, LC. during the past three fiscal years, or disclose if no fees were paid.

16.   Please revise to disclose the selection criteria applied by RP Financial in selecting the peer group companies. We note that there appears to be a significant variation in asset size. The investor should be able to understand how RP Financial concluded that these companies could be considered Waterstone's "peers" and therefore were used in determining the company's appraised value.

Exhibits

17.   We note that you have identified certain exhibits that you intend to file at a later date. Please file these exhibits as soon as possible to facilitate our review of the registration statement. They are subject to the staff's review and we will need time to conduct that review.

18.   Please file the following as exhibits with your next amendment:
   • Order to Cease and Desist issued to Waterstone-Federal by the Office of Thrift Supervision;
   • Stipulation and Consent to Issuance of Order to Cease and Desist between Waterstone-Federal and the Office of Thrift Supervision; and
   • Memorandum of understanding between WaterStone Bank and the Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3452 or John P. Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Richard C. Larson
        William F. Bruss